Blow & Drive Interlock Corporation

137 South Robertson Boulevard

Suite 129

Beverly Hills, California 90211

November 20, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Blow & Drive Interlock Corporation
Registration Statement on Form S-1
File No. 333-196472

To the Securities and Exchange Commission:

Blow & Drive Interlock Corporation (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-1 (File No. 333-196472). The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Monday, November 24, 2014.

In regard to the Registration Statement, the Company and its management acknowledge that:

Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BLOW & DRIVE INTERLOCK CORPORATION

/s/ Laurence Wainer
President